UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934


(Amendment No. 0)*

Ruddick Corp.
(Name of Issuer)

Common
(Title of Class of Securities)


781258108
(CUSIP Number)

		  December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]	Rule 13d-1 (b)

[ ]	Rule 13d-1 (c)

[ ]	Rule 13d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 781258108               13G              Page 2 of 5 Pages

1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Neuberger Berman, Inc.
      061523639
	 Neuberger Berman, LLC.
	 13-5521910


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		     (a) /__/
													(b) /X/

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   SOLE VOTING POWER
      827,626

6)   SHARED VOTING POWER
      1,651,800

7)   SOLE DISPOSITIVE POWER
      0

8)   SHARED DISPOSITIVE POWER
      2,491,226


9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,491,226

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      4,000

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      5.37

12)   TYPE OF REPORTING PERSON*


      BD/IA



CUSIP No. 781258108               13G              Page 3 of 5 Pages
Item 1. (a)    Name of Issuer:

               Ruddick Corp.

Item 1  (b)    Address of Issuer's Principal Executive Offices:

               2000 Two First Union Ctr. Charlotte, NC 28282

Item 2. (a)    Name of Person Filing:
               Neuberger Berman Inc.
			Neuberger Berman, LLC.

Item 2  (b)    Address of Principal Business Office:

               605 Third Ave., New York, NY, 10158-3698

Item 2  (c)    Citizenship:

               USA

Item 2  (d)    Title of Class of Securities:

               Common

Item 2  (e)    CUSIP Number:

               781258108

Item 3. (g)    /X/  Parent holding company, in accordance with
				240.13d-1 (b)(ii)(G)


Item 4.        Ownership:

        (a)    Amount Beneficially Owned:

               2,491,226

        (b)    Percent of Class:

               5.37


CUSIP No. 781258108               13G              Page 4 of 5 Pages

(c)    Number of Shares as to which such person has:
          (I)    Sole Power to vote or to direct the
                 vote: 827,626

          (II)   Shared Power to vote or to direct the
                 vote: 1,651,800

          (III) Sole Power to dispose or to direct the disposition of: 0

          (IV) Shared Power to dispose or to direct the disposition of: 2,491,226


Item 5.        Ownership of Five Percent or Less of a Class:
               N/A

Item 6.        Ownership of More than Five Percent on Behalf of Another:



Neuberger Berman, LLC is deemed to be a beneficial owner for purpose of Rule 13(d) since it has shared power to make decisions whether to retain or dispose of, and in some cases the sole power to vote, the securities of many unrelated clients. Neuberger Berman, LLC does not, however, have any economic interest in the securities of those clients. The clients are the actual owners of the securities and have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities.

Employee(s) of Neuberger Berman, LLC and Neuberger Berman Management, Inc. ("Employees")own 4,000 shares. Employee(s) own these shares in their own personal securities accounts. Neuberger Berman LLC disclaims beneficial ownership of these shares since; these shares were purchased with each employee(s) personal funds and each employee has exclusive dispositive and voting power over the shares held in their respective accounts.



With regard to the shares set forth under Item 4.(c)(II), Neuberger Berman, LLC and Neuberger Berman Management Inc. are deemed to be beneficial owners for purposes of Rule 13(d) since they both have shared power to make decisions whether to retain or dispose and vote the securities. Neuberger Berman, LLC and Neuberger Berman Management Inc. serve as sub-adviser and investment manager, respectively, of Neuberger Berman's various Mutual Funds which hold such shares in the ordinary course of their business and not with the purpose nor with the effect of changing or influencing the control of the issuer.

No other Neuberger Berman, LLC advisory client has an interest of more than 5% of the issuer.

It should be further noted that the share calculation under item 4.(c)(IV) is derived from a total combination of the shares set forth under Item 4.(c)(I and II). The remaining balance of shares, if any, are for individual client accounts over which Neuberger Berman, LLC has shared power to dispose but not vote shares.

CUSIP No. 781258108               13G              Page 5 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
  Holding Company:

Neuberger Berman, Inc. makes this filing pursuant to Rule
13d-1(b)(ii)(G) since it owns 100% of both Neuberger
Berman, LLC and Neuberger Berman Management, Inc. and does not own over 1% of the issuer.
Neuberger Berman, LLC, as investment advisor and broker/dealer with discretion.
Neuberger Berman Management, Inc. as investment advisor to a Series of Public Mutual Funds.

Item 8.          Identification and Classification of Members of the Group:

                 N/A

Item 9.          Notice of Dissolution of Group:

                 N/A

Item 10.         Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 11, 2002


By:
	Kevin Handwerker
   	General Counsel
	Neuberger Berman, Inc.
	Neuberger Berman, LLC.